Monetta Trust
1776-A S. Naperville Road, Suite 100
Wheaton, IL 60189-5831

April 23, 2013

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Monetta Trust (the “Trust”) Post-Effective Amendment No. 37 (“PEA 37”) to Registration Statement on Form N-1A Registration Numbers 333-54822; 811-07360

Dear Ms. Dubey:

This correspondence responds to comments received from you via telephone on April 22, 2013 with respect to PEA 37. In connection with such comments, the Trust, on behalf of each of its series (each a “Fund”), acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and the Trust’s responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Trust’s Registration Statement.

PROSPECTUS

Comment 1.
In the Principle Risks disclosure for the Monetta Fund, Mid-Cap Fund and Young Investor Fund, please expand the disclosure regarding portfolio turnover to include a discussion of the effects of a high portfolio turnover rate on Fund expenses, such as brokerage commissions and transaction-related expenses.

Response:
For each Fund, disclosure regarding the effects of a high portfolio turnover rate on Fund expenses is currently presented under the heading “Portfolio Turnover” as required by Item 3 of Form N-1A. Consequently, the Registrant declines to add similar disclosure under “Principal Risks”.

Comment 2.	Under “Valuation of Fund Shares”, please add disclosure regarding the pricing of foreign securities, the primary exchanges for which may operate during hours when U.S. securities exchanges are closed.

Response:	The following disclosure has been added after the second paragraph of the above-referenced section:

With respect to non-U.S. securities held by a Fund, the Fund may take factors influencing specific markets or issuers into consideration in determining the fair value of a non-U.S. security. International securities markets may be open on days when the U.S. markets are closed. In such cases, the value of any international securities owned by a Fund may be significantly affected on days when investors cannot buy or sell shares. In addition, due to the difference in times between the close of the international markets and the time a Fund prices its shares, the value a Fund assigns to foreign securities may not be the same as the quoted or published prices of those securities on their primary markets or exchanges. In determining fair value prices, a Fund may consider the performance of securities on its primary exchanges, foreign currency appreciation/depreciation, securities market movements in the United States, or other relevant information as related to the securities.

Comment 3.	In the third paragraph under “Taxes”, please add “or exchange” after each reference to “sell”.

Response:	The requested changes have been made.

Comment 4.	In the fourth paragraph under “Taxes”, please address the treatment of qualified dividend income in tax years beginning after December 31, 2011.

Response:	The last sentence of the above-referenced paragraph has been revised to read as follows:

Under current law, distributions of investment income designated by a Fund as derived from “qualified dividend income” will generally be taxed in the hands of individuals at the rates applicable to long-term capital gain, provided the holding period and other requirements are met at both the shareholder and Fund level.

STATEMENT OF ADDITIONAL INFORMATION

Comment 5.	In the SAI under “Name Policy”, please revise the second sentence for the Bond Fund to more affirmatively state the Fund’s duration.

Response:	The above-referenced sentence has been deleted as it does not pertain to a formal policy of the Fund.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky

Michael D. Barolsky, Esq.
Assistant Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for Monetta Trust